JOHN B. SANFILIPPO & SON, INC.
2299 Busse Road
Elk Grove Village, Illinois 60007
December 22, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jill S. Davis Branch Chief
VIA EDGAR AND FACSIMILE
Dear Ms. Davis,
On December 13, 2006 Jenner & Block, LLP, counsel to John B. Sanfilippo & Son, Inc. (the “Company”), sent a letter to the Securities and Exchange Commission (the “SEC”) on the Company’s behalf. The letter is attached hereto as Exhibit A.
In connection with the matters set forth in such letter the Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Item 4.02 Form 8-K filed on November 22, 2006;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * *
     If you or others have any questions or would like more information, please do not hesitate to contact me at (847) 871-6509.

Sincerely, JOHN B. SANFILIPPO & SON, INC.
By:	/s/ Michael J. Valentine
	Name:	Michael J. Valentine
	Title:	Chief Financial Officer

cc:	Jennifer Goeken Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7010

EXHIBIT A

December 13, 2006	Jenner & Block llp	Chicago
	One ibm Plaza	Dallas
	Chicago, IL 60611-7603	New York
	Tel 312-222-9350	Washington, dc
www.jenner.com

Securities and Exchange Commission	Jerry J. Burgdoerfer
100 F Street, N.E.	Tel 312 923-2820
Washington, D.C. 20549	Fax 312 840-7220
jburgdoerfer@jenner.com

Attention:	Jill S. Davis Branch Chief
Dear Ms. Davis,
     John B. Sanfilippo & Son, Inc., a Delaware corporation (the “Company”), filed a Form 8-K (the “Form 8-K”) with the Securities and Exchange Commission (the “SEC”) on November 22, 2006, disclosing that the Company’s consolidated financial statements for the year ended June 29, 2006 and other related financial information contained in its Annual Report on Form 10-K for the year ended June 29, 2006 should no longer be relied upon. This letter, which is being submitted on behalf of the Company, responds to your letter dated December 8, 2006, relating to comments of the Staff (the “Staff”) of the SEC in connection with the above-referenced submission.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above-referenced letter.
1.	We note that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
     At this time, management of the Company anticipates that the Company’s restated fiscal 2006 Form 10-K/A will be filed by Monday, December 18, 2006. The Company has been working diligently to identify and record all items that must be restated and to disclose the restated items in a complete and informative manner, and must also allow for completion of the work to be done by the auditor. While the Company currently believes the December 18 date will be the date of filing, it is conceivable the date could be later.
2.	We note your statement that your “management is currently evaluating the impact of the restatement on the Registrant’s assessment of internal control over financial reporting as reported in the Registrant’s 2006 Form 10-K. You further state that if “management determines the restatement is the result of a material weakness, management will conclude that the Registrant’s internal control over financial reporting was not effective as of June 29, 2006.” In light of this disclosure, please

December 13, 2006
SEC Response Letter

tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-K for the year ended June 29, 2006 and Form 10-Q for the quarter ended September 28, 2006.
     The Company’s certifying officers have been working diligently to complete an assessment of the adequacy of disclosure control and procedures as well as internal controls over financial reporting as of the end of the periods covered by the Company’s Form 10-K for the year ended June 29, 2006 and Form 10-Q for the quarter ended September 28, 2006 as will be further described in the Company’s amended 2006 Form 10-K and Form 10-Q for the quarter ended September 28, 2006. The Company is aware of the SEC’s views that there is substantial overlap between disclosure controls and procedures and internal controls over financial reporting as stated in Release 33-8238.
* * * *
     We sincerely appreciate your timely consideration of these matters in connection with your review of the filing referenced above. The Company believes that it has been fully responsive to the comments of the Staff relating to the Form 8-K.
     If you or others have any questions or would like more information, please do not hesitate to contact Michael J. Valentine, at (847) 871-6509, Chief Financial Officer of John B. Sanfilippo & Son, Inc., or any of Jerry J. Burgdoerfer at (312) 923-2820, or William L. Tolbert, Jr. at (202) 639-6038, each of Jenner & Block LLP, counsel to John B. Sanfilippo & Son, Inc.
Very truly yours,
/s/ Jerry J. Burgdoerfer
Jerry J. Burgdoerfer

cc:	Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Michael J. Valentine
Chief Financial Officer and Group President
John B. Sanfilippo & Son, Inc.
2299 Busse Road,
Elk Grove Village, Illinois 60007

William L. Tolbert, Jr.
Jenner & Block LLP
601 Thirteenth Street, N.W.
Washington, D.C. 20005